SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___)1

Pacific Sunwear of California, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

694873100

(CUSIP Number)

October 7, 2002

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694873100	Page 2 of 6 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) Greg H. Weaver

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,686,319

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 1,561,319

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,319

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares*	[ ]

11	Percent of Class Represented by Amount in Row 9 5.1%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Pacific Sunwear of California, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3450 East Miraloma Avenue Anaheim, California 92806

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office, or if None, Residence:
Item 2(c).	Citizenship:

Greg H. Weaver (“the Reporting Person”) 3450 East Miraloma Avenue Anaheim, California 92806 United States Citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

694873100

Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o)
(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c)
(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not applicable.

Item 4.	Ownership.

Greg H. Weaver
(a)	Amount beneficially owned: 1,686,319
(b)	Percent of class: 5.1%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,686,319
(ii)	Shared power to vote or to direct the vote: none
(iii)	Sole power to dispose or direct the disposition of: 1,561,319
(iv)	Shared power to dispose or to direct the disposition of: none

Excludes stock options Mr. Weaver has been awarded which are not exercisable within 60 days of October 7, 2002. The 1,686,319 shares as to which Mr. Weaver has sole voting power include 513,020 shares that may be received upon exercise of stock options which are either currently exercisable or exercisable within 60 days of October 7, 2002 and 125,000 shares of restricted stock that have not yet vested. The 1,561,319 shares as to which Mr. Weaver has sole dispositive power include 513,020 shares that may be received upon exercise of stock options, which are either currently exercisable or exercisable within 60 days of October 7, 2002. Mr. Weaver does not have dispositive power over the 125,000 shares of restricted stock.

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of October, 2002.
	By:	/s/ Greg H. Weaver

Greg H. Weaver Chairman of the Board and Chief Executive Officer